Issuer Free Writing Prospectus

Dated February 26, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-188218

Xerox Corporation

February 26, 2015

Pricing Term Sheet

Issuer:	Xerox Corporation	Xerox Corporation
Security Description:	Senior Notes	Senior Notes
Distribution:	SEC Registered	SEC Registered
Size:	$400,000,000	$250,000,000
Coupon:	2.750%	4.800%
Maturity:	September 1, 2020	March 1, 2035
Offering Price:	99.879%	99.428%
Yield to Maturity:	2.774%	4.845%
Spread to Benchmark:	T+125	T+225
Benchmark:	1.250% due January 31, 2020	3.000% due November 15, 2044
Expected Ratings:	Baa2/BBB/BBB (Moody’s/S&P/Fitch)	Baa2/BBB/BBB (Moody’s/S&P/Fitch)
Interest Payment Dates:	March 1 and September 1	March 1 and September 1
Beginning:	September 1, 2015	September 1, 2015
Minimum Denominations:	$2,000 x $1,000	$2,000 x $1,000
Day Count:	30/360	30/360
Make-Whole Call:	T+20	T+35
Trade Date:	February 26, 2015	February 26, 2015
Settlement Date:	March 3, 2015 (T+3)	March 3, 2015 (T+3)
CUSIP:	984121 CK7	984121 CL5
ISIN:	US984121CK78	US984121CL51

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC UBS Securities LLC	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC UBS Securities LLC

Junior Co-Managers:	HSBC Securities (USA) Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC	HSBC Securities (USA) Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 800-828-3182, J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-637-7455 or Mizuho Securities USA Inc. toll free at 866-271-7403.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Xerox Corporation on February 26, 2015 relating to its Prospectus dated April 29, 2013.